(Translation)

File No. 82-34816
April 18, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results and Dividends for the Year Ended March 31, 2008 of the Company's Subsidiary (TAIYO ELEC CO., LTD.)

Notice is hereby given that TAIYO ELEC CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of its whole-year operating results and dividends for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008), as given at the time of publication of its "Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 31, 2008 (Non-Consolidated)" on February 8, 2008, as described in the attachment hereto.

The Company is currently reexamining the forecast of its whole-year consolidated operating results for the year ended March 31, 2008. It will be publicized promptly when it is available.

<<Attached material: Press release of TAIYO ELEC CO., LTD.
"Notice of Adjustment to the Forecasts of Whole-Year Operating Results and Dividends for the Year Ended March 31, 2008">>

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dw 5/20

(Translation)

April 18, 2008

Dear Sirs,

Name of Company: TAIYO ELEC CO., LTD.
Name of Representative: Eriko Sato, President and Representative Director
(JASDAQ, Code No. 6429)
Further Inquiry: Kuniaki Yamamoto, Director and General Manager, Administration Division
(TEL: 052-502-9222)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results and Dividends for the Year Ended March 31, 2008

Notice is hereby given that with regard to the forecast of whole-year operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008), TAIYO ELEC CO., LTD. (the "Company"), at the meeting of its Board of Directors held today, made adjustment to the forecasts of its whole-year operating results and dividends, as given at the time of publication of its "Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 31, 2008 (Non-Consolidated)" on February 8, 2008, as described below:

Description

1. Adjustment to the forecast of whole-year operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A) (Publicized on February 8, 2008)	24,380	1,230	1,180	850
Adjusted forecast (B)	25,300	1,600	1,600	1,400
Amount of increase or decrease (B-A)	920	370	420	550
Rate of increase or decrease	3.8%	30.1%	35.6%	64.7%
Operating results for the previous year (from April 1, 2006 to March 31, 2007)	13,521	(-) 1,536	(-) 1,576	(-) 1,654

2. Reasons for the adjustment to the forecast of whole-year operating results:

With regard to sales, due to a continued success of "CR Kido Shinsengumi Moeyo Ken" and favorable sales of "CR Densetsu no Miko" in the pachinko machine business, healthy sales of "MARVEL HEROES" and a success in the sales of "Densetsu no Miko" brought by a sales tie-up with Sammy Corporation in the pachislot business, among others, projected numbers of sales have almost been obtained. Consequently, net sales are expected to increase ¥920 million from the previous forecast, amounting to ¥25,300 million.

With regard to profits, in the pachinko machine business, the Company forecasted a higher sales percentage of machines carrying lower profit margins in the beginning of its fourth quarter of the year, while the sales percentage of machines carrying higher profit margins turned out to be higher. Additionally, sales of pachislot machines remained strong and expenses, including sales commissions, were curtailed. Consequently, operating income and ordinary income are expected to increase ¥370 million and ¥420 million from the previous forecast, amounting to ¥1,600 million and ¥1,600 million, respectively. Furthermore, as a result of more effective utilization of existing assets through a review of investment in a pachislot factory, a loss on retirement of fixed assets decreased from the previous forecast. Consequently, net income is expected to increase ¥550 million from the previous forecast, amounting to ¥1,400 million.

3. Adjustment to the forecast of dividends for the year ended March 31, 2008:

	Year-end dividend per share
Previous forecast (publicized on February 8, 2008)	¥4.00
Adjusted forecast	¥5.00
Results for the previous year (from April 1, 2006 to March 31, 2007)	¥0.00

4. Reason for the adjustment to the forecast of year-end dividends:

The Company gives a priority, as an important policy of management, to distributing profits to its shareholders while increasing its enterprise value and follows a fundamental policy of paying dividends on a constant basis while keeping internal reserves necessary for future business development and the strengthening of its corporate base.

With regard to year-end dividends for the year under review, dividends per share, initially estimated at ¥4.00, are expected to be ¥5.00, an increase of ¥1.00 as a result of the aforementioned adjustment to the forecast of operating results.

The proposition of the payment of dividends will be submitted to the ordinary general meeting of shareholders of the Company to be held towards the end of June 2008.

* The above forecast of operating results includes projections based on assumptions, prospects and plans about the future as of the date hereof. It may differ materially from the actual projected figures due to risks related to changes in economic conditions and market movements, among others, as well as uncertain factors.

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